                                                                             August 24, 2007

VIA EDGAR

Mr. Michael Fay
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549

Re:  TOP Tankers Inc. Form 20-F for Fiscal Year
Ended December 31, 2006 (File No. 000-50859)

Dear Mr. Fay:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”) of TOP Tankers Inc. (the “Company”) filed April 20, 2007, as provided in a letter to Evangelos J. Pistiolis, the Company’s President and Chief Executive Officer, dated August 2, 2007.  This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, the Staff’s comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

Form 20-F: For the Year Ended December 31, 2006

Item 3.  Key Information
A. Selected Financial Information

Comment 1.
You present the non-GAAP measure “adjusted EBITDA” because you believe it provides investors with an understanding of operating performance over comparative periods.  However, it is not clear why the GAAP measure “operating income” would not provide the appropriate level of understanding of your operating performance to investors.  In this regard, please tell us and expand your disclosure to demonstrate clearly: (i) the substantive reasons specific to you how the measure is useful in assessing your operating performance; and (ii) the meaningfulness of each reconciling item presented in arriving at the measure specific to your circumstances.  Further, disaggregate the reconciling item “interest and finance, net” into its separate components for more transparency of what this item represents and the related amounts therein. In the alternative, please consider eliminating use of this non-GAAP performance measure in your filings.

Response:	Use of Adjusted EBITDA

While the Company recognizes that EBITDA is a non-GAAP performance measure and acknowledges this point in its Form 20-F, it believes that this measure is useful, as a supplemental information, in assessing its operating performance and is a measure that is extensively utilized in financial reporting (both in earnings announcements and SEC filings) by many companies within the shipping industry. Specifically, the Company understands that financial analysts who follow the shipping industry use EBITDA in assessing and comparing the operating performance of companies within the shipping industry because EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (which impacts relative interest expense); tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses); the age, book depreciation, changes in the fair value that affect acquisition prices of facilities and equipment (which impacts relative depreciation expense); and timing and costs of dry-docking (which impacts relative amortization expense).

Traditionally, EBITDA is calculated as earnings before interest, taxes, depreciation and amortization. The Company makes further adjustments to traditional EBITDA to arrive at adjusted EBITDA to primarily eliminate the financial accounting effects attributable to interest rate swaps. The Company believes that such effects are directly related to the interest expense adjustment used in calculating traditional EBITDA since the Company uses interest rate swaps as economic hedges of fluctuations in the interest rate on its variable rate debt.  Thus, for reasons stated in the foregoing, the Company believes that the following items are meaningful adjustments in determining adjusted EBITDA: (a) depreciation and amortization, which includes vessels and other fixed assets’ depreciation and amortization of dry docking expenses according to the Company’s relevant accounting policies, and (b) interest and finance costs, net, which includes all financing related expenses, such as loan interest expenses, amortization of financing fees associated with loans, gain or loss from termination of interest rate swaps, fair value changes of interest rate swaps, bank charges and other financial costs, less interest income.

The reconciling item “Interest and Finance Costs, Net” is derived by deducting “Interest Income” from “Interest and Finance Costs,” both of which are separate line items under the “Other Income (Expense) section of the Company’s consolidated statements of income. In addition, the composition of “Interest and Finance Costs” is shown in Note 17 to the notes to the Company’s consolidated financial statements. The Company respectfully advises the Staff that the Company will disaggregate the reconciling item “Interest and Finance Costs, Net” in its future filings and present “Interest and Finance Costs” and “Interest Income” as separate reconciling items.

The Company respectfully advises the Staff that in future filings, it will enhance disclosures to more specifically address the points made in the Staff’s comment and that the disclosures will include the points described above.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

Comment 2.	Please expand your disclosure to discuss how interest rate swaps were factored in the interest rate sensitivity presented and the impact of the swaps on the amounts presented.

Response:
The interest rate sensitivity analysis takes into account the impact of the interest rate swaps.  The interest the Company pays on its variable rate debt (which is based on LIBOR plus a margin) matched the interest that the Company received on its interest rate swaps (which are also based on LIBOR plus a margin).  So, in the sensitivity analysis, the Company excluded the interest expense impact attributable to the portion of the principal of its variable rate debts covered by an interest rate swap.  The table below represents the Company’s total outstanding debt (all debt of the Company is variable rate debt), as of the end of the presented years, including existing and expected indebtedness for scheduled loan drawdowns until the delivery of contracted new vessel constructions. It also includes the outstanding principal amount of the Company’s variable debt and the aggregate outstanding notional amount of the Company’s interest rate swaps.  The sensitivity to 100 basis points of interest rate change is calculated by applying 100 basis points to the portion of the Company’s outstanding variable rate debts not covered by our interest rate swaps:

Date	Total Variable Rate Debt Outstanding	Outstanding Amounts of Interest Rate Swaps	Total Variable Rate Debt Outstanding Not Recovered by Interest Rate Swap	Interest Rate Impact of a 100bp Change
31-Dec-07	213,000,000	145,939,848	67,060,153	670,602
31-Dec-08	285,896,000	138,934,303	146,961,697	1,469,617
31-Dec-09	348,802,100	109,770,320	239,031,780	2,390,318
31-Dec-10	337,802,100	80,000,000	257,802,100	2,578,021
31-Dec-11	292,637,827	80,000,000	212,637,827	2,126,378
31-Dec-12	247,473,554	80,000,000	167,473,554	1,674,736

The Company respectfully advises the Staff that the following format will be used to present the Item 11 interest rate sensitivity disclosure in future filings:

Interest Rate Fluctuation. The international tanker shipping industry is capital intensive, requiring significant amounts of investment.  Much of this investment is provided in the form of long-term debts.  Interest expense on the variable rate debt that is not fixed through interest rate swaps is affected by changes in the general level of interest rates, and increasing interest rates could adversely impact future earnings.

Consolidated Statements of Cash Flows

Comment 3.	Please explain to us why the increase in restricted cash is presented as a financing activity for 2004 and 2005 and an investing activity for 2006.

Response:
The Company, as more fully described in Note 11(b) and Note 11(c) to the financial statements, entered into sale and leaseback transactions in March 2006 and April 2006.  Also, as disclosed in Note 11 to the financial statements, the bareboat charter agreements related to the March and April 2006 sale and leaseback transactions require that a minimum amount of $20 million (through December 15, 2006) and $25 million (thereafter and until the final date of the bareboat charters) shall be maintained on deposit by the Company.  In addition, the Company, during the period covered by the bareboat charter agreements, is required to maintain consolidated cash balances of at least $50 million, including the $20 million or $25 million, as the case may be, mentioned above.  The $50 million required to be maintained is presented in the balance sheet as of December 31, 2006 as restricted cash and the corresponding increase in restricted cash in 2006 of $36.5 million as required under the bareboat charter agreements was presented as cash flows from investing activities in the statements of cash flows.

The Company believes that restricted cash represents an investment; accordingly, a balance on deposit in a restricted cash account should be deemed the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which generally should be presented as investing activities in the statement of cash flows. In addition, the Company believes that the foregoing is consistent with views that the Staff of the Commission expressed during the 2006 AICPA National Conference on Current SEC and PCAOB Developments that for most entities, changes in restricted cash represent investing activities.

The Company believes, however, that in certain instances, other cash flow classifications are appropriate. In particular, the Company believes that if restricted cash is maintained as a condition of debt financing, it is appropriate to present changes in such restricted cash as a financing activity in the statement of cash flows. In connection with its debt financings in 2004 and 2005 (as discussed in Note 8 to the Company’s financial statements), the lending banks required the Company to maintain liquid funds in an amount equal to the higher of $10 million or $0.5 million per vessel. The Company has determined that such a requirement meets the condition for classification as restricted cash. The Company presented the gross proceeds from its bank loans as cash inflow from financing activities. Because the requirement to maintain liquid funds was a covenant under the 2004 and 2005 debt financings, the Company has determined that it is appropriate to present the cash outflow associated with maintenance of such liquid funds as a financing activity.

Notes to Consolidated Financial Statements Note 2. Significant Accounting Policies (m) Accounting for Dry docking Costs

Comment 4.	Please explain to us what “dry dock dues” and “general services for vessel preparation” represent and why it is appropriate to consider these as dry docking costs that are deferred and amortized.

Response:
“Dry dock dues” are various expenses incurred during the approach and stay of the vessel in the dry dock shipyard. These expenses include fees for tugs, utilities, cranes, certificates and other services, all incurred solely in connection with dry docking of a vessel. “General services for vessel preparation” represent costs incurred to prepare a vessel for dry docking, such as costs incurred for the emptying and thorough cleaning of cargo and ballast tanks prior to dry docking. The cleaning process, which removes all residuals from the tanks’ surfaces to the bare metal, together with the disposal of the resulting waste, prepares the vessel for sandblasting and other works that may be performed pursuant to the classification society’s requirements.

These expenses are incurred solely in connection with, and due to, the surveys or inspections conducted by classification societies during the dry docking of a vessel and are not associated with the ongoing operations of the vessel.  Thus, the Company defers and amortizes these costs over the period until the next scheduled dry docking date together with the other dry docking costs.

Comment 5.
Also, it appears to us that coating of tanks and other components during dry docking periods may be a routine function to maintain expected operating performance that should be expensed when incurred as “repair and maintenance” rather than deferred and amortized as dry docking costs.  Please advise.

Response:
In the shipping industry, each vessel is subject to periodic surveys or inspections, during which certain tasks are performed in order to satisfy requirements of the vessel’s classification society. If a vessel does not comply with class standards, it can no longer engage in suitable trade. These tasks generally require the dry docking of the vessel, which must occur regardless of any need for standard maintenance and repair tasks.

After the conclusion of each dry docking for each vessel, the technical superintendent and the chief technical officer of the Company review the tasks performed during dry docking and determine for each task whether it is routine maintenance and repair or non-routine work performed in connection with periodic survey or inspection. These costs are treated accordingly on the Company’s books.

The main components of the requirements of the classification societies are coating of tanks, steelworks, piping works and valves, electrical and machinery works and other expenses such as dry dock dues, paints and general services for vessel preparation. All actual costs incurred in connection with class standards compliance are generally considered non-routine and therefore are not considered standard maintenance and repair, but are deferred and amortized on a straight line basis over the period until the next dry docking.

The coating of tanks is an integral part of work performed in connection with the classification standards and, due to the nature of tanks and the preparation necessary, cannot be performed during regular maintenance. “Coating of tanks” is the process of applying the tanks with a special epoxy compound. The process starts after the tanks have been emptied and thoroughly cleaned. Following the cleaning phase, the surfaces are hydro or sand blasted to remove rust, and peel away hardened deposits. The special epoxy compound is then applied to the surface of the tanks through a highly specialized application process.

All tanker vessels have cargo tanks, which carry crude oil and/or oil products and ballast tanks, which are filled with sea water when the vessel is cargo free, in order to have the proper draft to navigate safely. Cargo tanks are segregated from ballast tanks to avoid polluting the seas from cargo residues when a tanker is de-ballasting. All ballast tanks are coated with an epoxy compound in order to protect the hull from the corroding effect of sea water. In a double hull vessel, the ballast tanks are located within the outer hull and the cargo tank. It is an area of increased difficulty to access and perform works. The cargo tanks of vessels that carry crude and fuel oil are not usually coated, since these cargos are not corrosive for the hull. The cargo tanks of vessels that transport oil products are usually coated to protect the hull from corrosion and to clean the tank with ease when transporting consecutive cargoes of different oil products.

The Company respectfully advises the Staff that the foregoing procedure is a long, complicated and expensive process that is performed only in connection with the periodic surveys or inspection conducted by classification societies.  Tanks and other components described above are not coated on routine basis.

Comment 6.
Further, please explain to us in clear detail how activities performed during dry docking periods are distinguished between repair and maintenance that are expensed as incurred and dry docking costs that are deferred and amortized.  Tell us the types of costs directly associated with classification and rating agencies that are recorded as dry docking costs, and the nature and category of other costs incurred that are directly associated with dry docking costs, along with the related amounts incurred in each of the last three fiscal years and unamortized balance of each category of costs included in dry docking costs at December 31, 2006 and March 31, 2007.

Response:
Dry-docking costs encompass all costs associated with the inspections and replacements of major components (such as hull, underwater parts, and machinery, including electrical plant and any special equipment) required or recommended by classifications societies during periodic surveys and inspections to recertify that the vessel is seaworthy.  These costs are non-routine and do not include the cost of routine replacement of minor parts and recurring inspections.

The Company dry docked six vessels in 2004 (one handysize, three handymax and two suezmax tankers), seven vessels in 2005 (five handymax and two suezmax tankers), and eight vessels in 2006 (four handymax and four suezmax tankers). The Company's suezmax tankers are significantly larger (130-155,000 dwt), with hull and tank surfaces considerably larger and with machinery, piping and valve configuration of a significantly bigger scale than handymax tankers (45-50,000 dwt), while handymax tankers are larger and has more complicated configurations than handysize tankers (30-45,000 dwt).

The total dry docking and other costs incurred in connection with these dry dockings were as follows:

Year Ended December 31,	Drydocking Costs	Other Costs Associated with Drydocking*	Total Costs Associated with Drydocking
2004	7,364,831	280,099	7,644,930
2005	10,477,800	574,478	11,052,278
2006	34,526,512	2,222,548	36,749,060
Total	52,369,143	3,077,125	55,446,268
* accounted for as repairs and maintenance expense

The types and amount of dry docking costs incurred are as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Unamortized Drydocking Costs as of December 31, 2006	Unamortized Drydocking Costs as of March 31, 2007
Steelworks	1,078,763	2,409,196	8,570,564	7,987,822	8,608,426
Coating of tanks and other components	1,556,632	1,837,363	8,532,879	7,872,439	8,460,921
Piping and valves	877,403	1,289,737	2,524,230	2,441,918	2,435,543
Machinery and electrical works	1,052,024	1,285,909	3,797,285	3,525,651	4,912,139
Other expenses	2,800,009	3,655,595	11,101,554	10,022,303	10,187,795
Total	7,364,831	10,477,800	34,526,512	31,850,133	34,604,824

The foregoing costs encompass all costs associated with the inspections and replacements of major components required or recommended by classifications societies during periodic surveys to recertify that the vessel is seaworthy.  They do not include, however, the cost of routine replacement of minor parts and recurring inspections.  The nature of the foregoing costs is as follows:

1. Steelworks. This consists primarily of expenses for conducting ultrasonic measurements for steelwork evaluation, steelwork in the vessel’s cargo and ballast tanks and steelwork on deck.

2. Coating of tanks and other components.  This consists primarily of expenses for the procedures in connection with the coating of tanks as more fully described in the Company’s response to your Comment No. 5 above. In addition to interior surfaces of tanks, various exterior surfaces, including the hull, are coated in similar procedures.

3. Piping and valves. This consists primarily to expenses for piping and valves inspections and overhaul in cargo and ballast tanks, on deck and in the engine room.

4. Machinery and electrical works.  This primarily consists of works performed on the main engine, the auxiliary engines and generators, the boilers, on automation and electrical equipment and other engine room or deck machinery.

5. Other expenses.  This consist of dry dock dues, epoxy coatings and general services for vessel preparation such as pilot and tugboat services, mooring and unmooring, docking and undocking, wharfage, erection and removal of keel and side blocks, fire lines and fire watchmen, cooling, water supply, inspection charges, oil sludge, sewage and garbage removal, temporary lighting, telephone and ventilation services, and cleaning of debris accumulated in connection with dry docking.

The nature and category of other costs associated with dry docking that are included in repairs and maintenance costs are as follows:

1. Non-class items which could have been done outside the dry dock period, but have been done during dry dock due to better availability of services and spares during dry dock (i.e., personnel elevator services, electric motor services, foam supplies, firefighting/lifesaving equipment services); and

2. Maintenance works for the cosmetic appearance of the vessel (i. e., main deck treatment, pump room bilges treatment and engine room painting).

The Company does not separately track and record repair and maintenance expenses by type of expenses.  Accordingly, the Company is unable to provide the information on the amounts for each individual types of expenses.

Note 11. Sale and Leaseback of Vessels

Comment 7.
In regard to the five vessels subject to the sale and leaseback transacted in April 2006, it is not clear to us from disclosures in your filing and related exhibits how you concluded that the related leases should be classified as operating.  In particular, your weighted average interest rate for 2006 and daily lease payments and lease terms for these vessels suggest that the leases may be capital with respect to paragraph 7d of FAS 13, with the fair values of the vessels being their respective gross sale prices.  Please provide us with your analysis used in determining the classification of these leases that shows all relevant factors, in particular those used in assessing the criterion in paragraph 7d of FAS 13.

Response:
The Company determined that the leases (pursuant to the bareboat charter agreements) to the related sale and leaseback of five vessels described in Note 11(c) to the Company’s consolidated financial statements are operating leases on the basis of the following analysis of the criteria distinguishing capital leases from operating leases contained. in paragraph 7 of SFAS No. 13:

Criterion 1 (Paragraph 7.a) –
The lease transfers ownership of the property to the lessee by the end of the lease term.

Analysis:  This criterion is not met. The bareboat charter agreements do not transfer the ownership of the five vessels to the Company by the end of the lease term (as defined in paragraph 5(f) of FAS 13), which the Company has determined to be seven years.

Criterion 2 (Paragraph 7.b) –
The lease contains a bargain purchase option.

Analysis: This criterion is not met. The bareboat charter agreements do not contain a provision allowing the Company (as lessee) to purchase the five vessels.

Criterion 3 (Paragraph 7.c) –

The lease term is equal to 75 percent or more of the estimated economic life of the leased property.  However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

Analysis:  This criterion is not met.  The five vessels were built between January 1992 and January 1993 with an estimated economic life of 25 years. The remaining estimated economic life of the five vessels at the inception of the leases ranged from 11 years to 12 years. The Company has determined that the lease term, which is seven years, is equal to 59% to 64% of the remaining estimated economic life of the five vessels. The Company summarizes this information in the table below:

Vessel	Built	Lease Term	Estimated End of Economic Useful Life	Remaining Economic Useful Life	% of Lease Term to Remaining Useful Life
Limitless	28-1-1993	7	22-1-2018	12	59%
Endless	29-9-1992	7	23-9-2017	12	61%
Stainless	23-5-1992	7	17-5-2017	11	63%
Faultless	27-1-1992	7	20-1-2017	11	64%
Noiseless	24-7-1992	7	18-7-2017	11	62%

Criterion 4 (Paragraph 7.d)–

The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him.  However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease. A lessor shall compute the present value of the minimum lease payments using the interest rate implicit in the lease. A lessee shall compute the present value of the minimum lease payments using his incremental borrowing rate, unless (i) it is practicable for him to learn the implicit rate computed by the lessor and (ii) the implicit rate computed by the lessor is less than the lessee's incremental borrowing rate.  If both of those conditions are met, the lessee shall use the implicit rate. The lessee's incremental borrowing rate is the rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased asset.

Analysis: This criterion is not met. The Company was not privy to the information regarding the implicit rate used by the lessor and, accordingly, for purposes of evaluating this criterion, the Company used its own incremental borrowing rate, which, as explained below, is the borrowing rate it would have incurred if it had to borrow the full amount to acquire these assets for the same period of time.

Due to the highly volatile nature of the shipping industry and the fluctuations of the vessels’ values, shipping banks provide secured financings (generally, secured by the asset purchased) up to a certain percentage of the vessel’s cost. The limit of this ratio depends on the age of a vessel, its employment profile (spot trading or long term charter), and its current value as compared to the 10-year average value. In the unlikely event that a company wants to finance an acquisition entirely with debt, based on its existing balance sheet and general ability to raise debt, it would have to either use unsecured debt  (bonds) in full, or a combination of secured and unsecured financing. Unsecured financing, is usually mezzanine financing, which is provided by specialized institutions and is considered one of the most expensive forms of financing in the shipping industry, with interest rates in excess of 20%.

The Company determined this incremental borrowing rate to be 12% based on what it considered reasonable and consistent with the financing that it would have incurred had it purchased rather than leased the assets.  The Company determined that it would have obtained two types of financings—a traditional bank financing and a mezzanine financing. The Company determined the rate on traditional bank financing using the relevant swap rate, plus the applicable margin. Based on the Company’s historical borrowing ratio, for the remaining part of the acquisition, the Company assumed a borrowing rate under mezzanine financing, which would be the applicable rate for the Company if the Company had to borrow the remaining amount.

The Company determined that the minimum lease payments consisted of the estimated daily rental payments plus the unpaid sales price, as a residual value guarantee, according to paragraph 5j(b) of SFAS No.13. Also, the Company utilized the fair value of the vessels (leased properties) indicated on a third party valuation from independent brokers.

The following summarizes the result of the Company’s analysis:

Vessels (Leased Property)	Rate per Day	Undiscounted Gross Rental Payments Over the Lease Term and the Residual Value Guarantee* (Minimum Lease Payments)	Present Value of Minimum Lease Payments	Fair Value of Vessels (Leased Properties)	Percentage (paragraph 7.d of FAS 13)
Limitless	$23,450	$65,074,750	$42,608,171	$49,750,000	85%
Endless	$23,450	$65,074,750	$42,608,171	$47,500,000	89%
Stainless	$23,450	$65,074,750	$42,608,171	$50,000,000	85%
Faultless	$23,450	$65,074,750	$42,608,171	$50,000,000	85%
Noiseless	$23,450	$65,074,750	$42,608,171	$50,000,000	85%

*	The residual value guarantee pertains to the unpaid sales price as more fully disclosed in the Company’s response to Comment 10.

Comment 8.
In the chief executive officer’s presentation of your 2006 annual report, you state that you entered into sale and leaseback transactions on various vessels in early 2006 to capitalize on high secondhand tanker values prevailing at the time.  Approximately one year later, in May 2007, you agreed to repurchase four of the five vessels sold in the April 2006 sale and leaseback transaction.  In this regard, it is not clear how reacquiring those vessels at a price slightly in excess of the original sales price allowed you to capitalize on the high secondhand tanker values in 2006.  Further, we note from your June 5, 2007 Form 6-K that you expect the reacquisition to improve breakeven rates.  However, if this was the primary reason for reacquiring the vessels, it is not clear why you would have initially agreed to sell and leaseback these vessels, given that breakeven rates were known at the time you originally sold these vessels.  Therefore, please explain to us the business reason for both selling these vessels and repurchasing them in a relatively short period of time at prices slightly higher than the “high” prices for which you originally sold them.  Also, tell us whether repurchase of the vessels was contemplated by either party at the time the sale and leaseback was originally transacted and the terms and conditions of any agreement to do so, whether formal or informal.  Please be detailed in your response.

Response:
In December 2005 and January 2006, the Company’s management and Board of Directors decided to proceed with the sale and immediate leaseback of 13 vessels for a period of five to seven years. The decision was taken in order to capitalize on the high secondhand prices prevailing at the time, while maintaining commercial and operational control of the vessels until the end of their leases. In April 2007, the Company decided to repurchase the M/T Limitless, M/T Endless, M/T Noiseless and M/T Stainless for an aggregate price of $208 million (the “Repurchased Vessels”).

At the time of this decision, the Company did not contemplate reacquiring the Repurchased Vessels, and there was no agreement to reacquire the Repurchased Vessels in effect or contemplated, formally or informally.

The Company originally expected that the overall cash flow breakeven rate, which included items such as leasing costs, operating expenses and general and administrative expenses would be lower than their expected revenues for the period. Therefore, it was expected that the vessels would produce positive cashflows, with no invested equity, despite the increased cashflow breakeven rates due to the lease payments.

However, during the period elapsed, the vessels’ operating expenses exceeded management’s expectations and overall cashflow breakeven rates increased further than initially anticipated. In addition, freight revenues were lower than projected, but vessel prices remained at the same levels. Therefore, cash flows were negative.

In order to rectify the situation, in April 2007, the Company decided to reacquire the Repurchased Vessels.  The consideration was slightly higher than the vessels’ sale price in the 2006 sale and leaseback but was lower than their market values at the time of the reacquisition.  As of March 31, 2007, Clarksons, a shipping industry expert, estimated the value of the Repurchased Vessels at $209.5 million.

In addition to being able to purchase the Repurchased Vessels at a price less than their estimated value, the Company was able to set off the acquisition amount by the full value of the pro rata amount of the sellers’ credit held back in the sale and leaseback transaction attributable to the Repurchased Vessels.  This credit, which would have been otherwise payable to the Company in 2013 and is described in more detail in the Company’s response to Comment 10 in this letter, amounted to $20.6 million, while the present value of the sellers’ credit before the reacquisition was approximately $10.0 million. By repurchasing the vessels, the Company was able to benefit from the difference of the present value of the sellers credit and the actual value of $20.6 million at the time of the repurchase.

The Company expects to have a cash flow benefit approximately $91.6 million from the reduction of operating expenses and from the expected residual value of the vessels, which under the sale and leaseback transaction would have accrued to the benefit of the lessors.

In addition, the Repurchased Vessels are due for their special dry docking surveys in 2007 and early 2008.  All dry docking tasks for these vessels, for which the Company would be required to pay regardless of whether it leased or owned the vessels, will now be to the benefit of the Company.

Comment 9.
Please explain to us what consideration you gave, if any, to accounting for the sale of the vessels as an in-substance borrowing and the factors and accounting guidance you considered in arriving at your treatment.

Response:
The Company believes that the sale and leaseback arrangements were ordinary sales and leaseback transactions which the Company executed on the basis of the business purpose the Company outlined in the Company’s response to Comment No. 8. Thus, the sales of the vessels were not deemed in-substance borrowings. In this regard, the Company respectfully advises the Staff that the Company accounted for the sale and leaseback transactions under paragraph 32 to paragraph 34 of SFAS No. 13 (as amended)

Comment 10.
Further, please explain to us your accounting for the offset to the discount in recording the receivable for the unpaid sales prices.  Provide us with the journal entries for the initial recording of the discount and for recording the subsequent accretion of the receivable, and explain the basis for the respective accounts in which the amounts were recorded.

Response:
The Company would like to provide the Staff with additional background information on its accounting for the March 2006 and April 2006 sale and leaseback transactions in order to more appropriately put in context the journal entries that the Staff has requested.

The Company received 90% of the sales price for each vessel upon the closing of the sale with the remaining 10% of the sales price to be received upon termination of the bareboat charter, or sale of the vessel, if earlier, totaling $55 million for the 13 vessels involved in the March 2006 and April 2006 sales and leaseback transactions.

Profit on the sale of the vessels was calculated pursuant footnote 22b in paragraph 33 of SFAS No. 13 as follows:

Sales price	$550.0 million
Less – selling expenses	$20.4 million
Vessels, net at the date of sale	$433.2 million
Net profit on sale	$96.4 million

The sales price (including the unpaid portion), selling expenses, profit on sale and vessels, net were recorded as follows:

Cash (90% of sales price),	$495.0 million
Receivable from sale of vessels (10% of sale price)	$55.0 million
Vessels, net	($433.2 million)
Deferred gain on sale and leaseback transactions	($96.4 million)
Cash (selling expenses)	($20.4 million)

The Company deferred the entire gain on sale of the vessels (as calculated above) and amortized a portion in proportion to the related gross rental charged to expense over the lease term. The Company did not amortize the other portion of the deferred gain on sale attributable to the unpaid sale price as more fully discussed below.

The Company, under the relevant agreements, will collect the unpaid sales price for its vessels in a single lump sum payment upon the lessor’s sale of the vessels and receipt of the full amount of sales proceeds. The Company has a second priority mortgage on the vessels to secure the unpaid sales price (the owner’s banks holding the first priority). The second priority mortgage represents the Company’s primary recourse with respect to the unpaid sales price. Further, the relevant agreements also stipulated certain instances wherein the Company might not recover the full amount of the unpaid sales (such as when the net sale proceeds of the vessel to other parties is lower than the outstanding project costs). The Company concluded that, on the basis of the foregoing, the unpaid sales price is substantially identical to a residual value guarantee. Accordingly, the Company did not amortize the portion of gain on sale for each vessel at the amount equivalent to the unpaid sale price. The Company will recognize in income the gain on sale of vessels attributable to the unpaid sales price at the end of the lease term, or upon the resale of the vessels, if earlier.

APB 21 allows a note received in exchange for property, goods or service with no stated interest to be recorded at an amount that approximates its market value; which market value maybe determined by discounting all future payments on the notes using an imputed rate of interest. Accordingly, by analogy to the foregoing guidance under APB 21, the Company recorded the unpaid sales price at its present value. The journal entry to initially record the discount to the unpaid sales price is as follows:

Deferred gain on sale and leaseback transaction	$27.9 million
Receivable from sale of vessels	($27.9 million)

The Company recognizes the accretion of the discount by increasing the account “Long-term receivables” and by increasing the balance of the account “Deferred gain on sale and leaseback of vessels”, as the Company does not think it is appropriate to recognize an income on an item that was considered to be a residual value guarantee prior to its collection. The journal entry to record the accretion of the discount is as follows:

Receivable from sale of vessels	$2.7 million
Deferred gain on sale and leaseback transaction	($2.7 million)

Thus, at the end of the lease term, the balance of the receivable from sale of vessels and the balance of deferred gain on sale and leaseback transactions would be equal to 10% of the sales price.

The discount rate used to calculate the present value of the sellers’ credit was the same rate used for the discounting of the MLPs as described in the Company’s response to Comment 7 above.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s reports.  If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 737-8833.

Very truly yours,

Seward & Kissel LLP

	By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Cc: Doug Jones, SEC
Lyn Shenk, SEC

SK 23116 0001 803791v2